Filed Pursuant to Rule 424(b)(3)

Registration No. 333-253295

CNL STRATEGIC CAPITAL, LLC

SUPPLEMENT NO. 9 DATED AUGUST 29, 2022

TO THE PROSPECTUS DATED APRIL 18, 2022

We are providing this Supplement No. 9 to you in order to supplement our prospectus dated April 18, 2022 (as supplemented to date, the “Prospectus”). This supplement provides information that shall be deemed part of, and must be read in conjunction with, the Prospectus. Capitalized terms used in this supplement have the same meanings in the Prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and “Company” refer to CNL Strategic Capital, LLC. Before investing in our shares, you should read the entire Prospectus and this supplement, and consider carefully our investment objectives, risks, fees and expenses. You should also carefully consider the information disclosed in the section of the Prospectus captioned “Risk Factors” before you decide to invest in our shares.

The purpose of this supplement is to disclose updates to the “Our Portfolio” and the “Risk Factors” sections of our Prospectus.

Our Portfolio

The following disclosure supersedes and replaces the section “Our Portfolio— Financing Line of Credit, which first appears on page 102 of the Prospectus.

Financing Line of Credit

Our wholly-owned subsidiary, CNL Strategic Capital B, Inc. (“Borrower”) and First Horizon Bank, a Tennessee banking corporation, (“First Horizon Bank”) entered into a Revolving Loan Agreement (the “Loan Agreement”) and related Revolving Credit Note (the “Promissory Note”) for a $50.0 million revolving line of credit (the “Line of Credit”). Unless extended, the Line of Credit is available for advances to the Borrower for a period of three hundred and sixty days from the Line of Credit closing date of August 24, 2022. In connection with the Line of Credit, the Borrower is required to pay a total commitment fee to First Horizon Bank of $250,000, of which $125,000 has been paid to date with the remaining $125,000 balance due to First Horizon Bank one hundred and eighty days after the Line of Credit closing date. The Borrower is also required to pay a fee to First Horizon Bank with each advance under the Loan Agreement in an amount equal to 0.05% of the amount of each borrowing. The Borrower is also required to pay interest on the borrowed amount at a rate per year equal to the 1-Month Term secured overnight financing rate (“SOFR”) plus 2.75%. Interest payments are due monthly in arrears. Furthermore, the Borrower is required to pay a quarterly unused fee when the average outstanding balance of the Line of Credit is less than $25.0 million. The Borrower may prepay, without penalty, all or any part of the borrowings under the Loan Agreement at any time and such borrowings are required to be repaid within 180 days of the borrowing date. Under the Loan Agreement, we are required to comply with certain covenants including the provision of financial statements on a quarterly basis, a restriction from incurring any debt, and restrictions on the transfer and sale of assets held by certain subsidiaries. On August 24, 2022, we entered into a Guaranty agreement to act as a guarantor of the Borrower’s outstanding borrowings under the Loan Agreement (the “Guaranty Agreement”). Along with the Borrower, we also entered into a pledge and security agreement (“Pledge Agreement”) in favor of First Horizon Bank. Under the Pledge Agreement, the Company is required to contribute proceeds from the Company’s offering to pay down the outstanding debt to the extent there are any borrowings outstanding under the Loan Agreement.

Risk Factors

The following disclosure amends and restates the third paragraph under the risk factor entitled “Risk Factors—Risks Related to Our Business— Uncertainty regarding LIBOR may adversely impact our borrowings” which appears on page 41 of the Prospectus.

Our current Line of Credit is linked to the SOFR. However, it is possible that our other future financings may be linked to 1-month U.S. dollar LIBOR. In addition, any resulting differences in interest rate standards among our assets and our financing arrangements may result in interest rate mismatches between our assets and the borrowings used to fund such assets. There is no guarantee that a transition from U.S dollar LIBOR to an alternative will not result in financial market disruptions, significant increases in benchmark rates, or borrowing costs to borrowers, any of which could have an adverse effect on our business, results of operations, financial condition, and the market price of our common stock.